Exhibit 2.9

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made at Mehesana this 1st day of Dec 2015 between Beijing REIT Technology Development Co. Ltd. Through its Authorized Signatory Mr. Dai Guangfeng, Age-53 years, Occ-Service, having their office at Room 702, Tower X Runfeng Deshang Yuan, No,60 Anli Road, Beijing , China, Sip code 100101 hereinafter referred to as ‘the Foreign Company’ of the One Part and Q Green Techcon Private Limited, Company incorporated under companies act 2013, having its office address at B/402, Sahaj Flights, Village: Panchot, Taluka: Mahesana, Mehesana -384002 through its Director Shri Nitin Karande, hereinafter referred to as ‘Indian Company’ of the Other Part.

WHEREAS the Foreign Company is carrying on the business of manufacturing, trading, exporting Concrete Blocks making machines.

AND WHEREAS after holding negotiations the Foreign Company and Indian Company have decided to set-up a joint venture company in India for Concrete Block making machines.

AND WHEREAS approvals or permissions of the Government of India and other concerned authorities will be obtained by the parties to incorporate Company in India.

AND WHEREAS the proposed company be hereinafter referred to as ‘Indian JV Company’

NOW IT IS AGREED BETWEEN THE PARTIES HERETO AS FOLLOWS:-

1.	The Foreign company and India company have agreed to Register a JV Company with the Government of India named ” REIT Q GREEN MACHINES PRIVATE LIMITED” approved by the concern authority.

2.	As agreed by both party, JV company will take CHHATRAL, GUJARAT as the ideal registration place and deal with all the business there under India law.

3.	The License for importing the said machinery will be obtained by the proposed Indian JV Company and be authorized to do necessary documentation as well as application for the same.

4.	The parties have agreed that the Foreign company shall hold 51% of shares and Indian Company shall hold 49% shares in proposed Indian JV Company. The Indian Company and Foreign Company may authorized their representative who may subscribe or do necessary acts on behalf of the Foreign company and the Indian Company.

5.	The registered capital of JV company are USD 99000 and the capital infusions should be cash only. According to the share ratio, the foreign company should arrange USD 50490 to JV company official account within one year in three times, the first remittance are USD 1000 before April 20th, 2016; Second remittance are USD 30000 before July 30th, 2016; the last remittance are USD 19490 before Dec 31st, 2016. While the Indian company need to inject the full capital USD 48510 before July 30th, 2016.

6.	The Indian JV Company initially shall have Indian Directors, Mr. Nitin Karande & Mr. Nitish Modi on the board of Directors. The Foreign Company may also have its Directors on the Board, Mr. Dai Guang feng & Mr. Xiao Wei.

7.	If required by the Indian JV Company the Foreign Company will depute their one or more technicians as will be required. to India for equipping the technicians of the Indian JV Company with full knowledge about the installation and working of the machinery as well as to help the technicians of the Indian JV Company in Installing and putting In working order the machinery supplied to any customers of the Indian JV Company.

2

8.	The Indian JV Company may Initially start to manufacture RT4C, RT5C and RT6C semi automatic production line in India. All the orders for supply of RT4C, RT5C and RT6C semi automatic production line within the territorial jurisdiction of India shall be taken in the name of Joint Venture.

Apart from above, other products or machines shall still be provided by the Foreign Company.

9.	The Indian JV Company may have the right to choose its own supplier except some essential parts like vibration table, Hydraulic station and control system, as the same shall be supplied by the Foreign Company. The Indian Company shall have the priority to provide the processing part and do the assembling work for the Indian JV Company.

10.	The Foreign Company warrants the quality and utility of the machinery for which it is intended and if any item of machinery is found to be defective in the manufacture thereof or in manufacturing the products which it is intended to produce, the Foreign Company will make good the defect at its own costs by deputing its technicians to India at their own costs

11.	It has been agreed and decided that both of the Parties shall provided the excellent quality processing parts to Joint Venture with their manufacture cost. According to the marketing information shared by Indian company, the Indian JV Company will start to manufacture RT4C first.

12.	The Indian JV Company shall appoint an executive to the office for organizational structure & management regulations, further office bearers to handle the day to day working of the Indian JV Company. The Indian JV Company shall carry on quarterly audit and report the same to both the parties, Foreign Company and Indian Company.

13.	The Indian Company may carry the business to manufacture the same machines or same equipment only after the permission of the Foreign Company. The Indian Company may accept the agency of any other manufacturer manufacturing similar machinery with the permission of the Foreign Company.

3

14.	All payments to be made by the Indian Company to the Foreign Company and vice versa will be subject to the approval of the Reserve Bank of India and will be subject to such terms and conditions as the said Bank will stipulate.

15.	Any term of this agreement which is inconsistent with or contrary to any term or condition to be observed by Government authorities shall be treated as void and of no effect.

16.	This agreement will be treated as terminated on the happening of any of the events below mentioned:

(i)   If any party hereto commits breach of any provisions of this agreement and the party who is alleged to have committed breach is served with a notice by the other party, three months prior to the intended date of termination by the other party and the former party has failed to amend the breach within the said period.

(ii)   If any event happens which will make the performance of this agreement impossible including any force majeure event.

(iii)  If either the Indian Company or the Foreign Company goes in either voluntary or compulsory liquidation according to or under the law by which it is governed.

(iv)  If the parties hereto mutually agree to terminate this agreement.

17.	The validity of this agreement and effect or meaning of the terms hereof will be decided according to the Indian Law.

18.	In the event of any dispute or difference arising between the parties hereto or as to the rights and obligations under this agreement or as to any claim, monetary or otherwise of one party against the other or as to the Interpretation and effect of any terms and conditions of this agreement, such dispute or difference shall be referred to arbitration of a common Arbitrator if agreed upon or otherwise to two Arbitrators, one to be appointed by each of the parties to this agreement and such Arbitration shall be governed by the Indian Arbitration & Conciliation Act, 1996 subject to jurisdiction of India.

19.	Each of the parties hereto shall be deemed to include its successors or permitted assigns.

4

IN WITNESS WHEREOF the parties have put their respective seals the day and year first herein above.

The common seal of M/s. Q Green Techcon Pvt Ltd., is hereunto affixed pursuant to the resolution of the Board of Directors dated Dec 1st, 2015 in the presence of Mr. Nitin Karande, a Director duly authorized in that behalf;

/s/ Nitin Karande

Nitin Karande

Director of Q Green Techcon Pvt Ltd

The common seal of M/s. Beijing REIT Technology Development Co. Ltd. Through its Authorized Signatory Mr. Dai Guangfeng., is hereunto affixed pursuant to the resolution of the Board of Directors dated Dec 1st, 2015 in the presence of Mr. Dai Guangfeng

/s/ Dai Guangfeng

Mr. Dai Guangfeng

For, Beijing REIT Technology Development Co. Ltd

Witnesses;

1. ___________________	2. ___________________

 5